United States

Securities and Exchange Commission

Washington, D.C. 20549

Schedule 13G

(Rule 13d-102)

Information to be Included in Statements Filed Pursuant

to § 240.13d-1(b), (c) and (d) and Amendments Thereto Filed

Pursuant to § 240.13d-2

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No.)*

East Resources Acquisition Company

(Name of Issuer)

Class A Common Stock, par value $0.0001

(Title of Class of Securities)

274681105

(CUSIP Number)

December 31, 2020

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 274681105	Schedule 13G	Page 1 of 9

1	Names of Reporting Persons Terrence M. Pegula
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 8,615,000
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 8,615,000

9	Aggregate Amount Beneficially Owned by Each Reporting Person 8,615,000
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 20.0%
12	Type of Reporting Person IN

CUSIP No. 274681105	Schedule 13G	Page 2 of 9

1	Names of Reporting Persons Kim S. Pegula
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 8,615,000
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 8,615,000

9	Aggregate Amount Beneficially Owned by Each Reporting Person 8,615,000
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 20.0%
12	Type of Reporting Person IN

CUSIP No. 274681105	Schedule 13G	Page 3 of 9

1	Names of Reporting Persons East Asset Management, LLC
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 8,615,000
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 8,615,000

9	Aggregate Amount Beneficially Owned by Each Reporting Person 8,615,000
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 20.0%
12	Type of Reporting Person OO (Limited Liability Company)

CUSIP No. 274681105	Schedule 13G	Page 4 of 9

1	Names of Reporting Persons East Sponsor, LLC
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 8,615,000
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 8,615,000

9	Aggregate Amount Beneficially Owned by Each Reporting Person 8,615,000
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 20.0%
12	Type of Reporting Person OO (Limited Liability Company)

CUSIP No. 274681105	Schedule 13G	Page 5 of 9

ITEM 1.	(a) Name of Issuer:

East Resources Acquisition Company (the “Issuer”).

(b)	Address of Issuer’s Principal Executive Offices:

7777 NW Beacon Square Boulevard, Boca Raton, Florida 33487.

ITEM 2.	(a) Name of Person Filing:

Each of the following is hereinafter individually referred to as a “Reporting Person” and collectively as the “Reporting Persons.” This statement is filed on behalf of:

Terrence M. Pegula

Kim S. Pegula

East Asset Management, LLC

East Sponsor, LLC

(b)	Address or Principal Business Office:

The principal business address of the Reporting Persons is c/o East Resources Acquisition Company, 7777 NW Beacon Square Boulevard, Boca Raton, Florida 33487.

(c)	Citizenship of each Reporting Person is:

Terrence M. Pegula and Kim S. Pegula are each citizens of the United States. East Asset Management, LLC and East Sponsor, LLC are each organized under the laws of the state of Delaware.

(d)	Title of Class of Securities:

Class A Common Stock, par value $0.0001 per share (“Class A Common Stock”).

(e)	CUSIP Number:

274681105

CUSIP No. 274681105	Schedule 13G	Page 6 of 9

ITEM 3.

Not applicable.

ITEM 4.	Ownership.

(a-c)

The ownership information presented below represents beneficial ownership of the shares of Class A Common Stock as of December 31, 2020, based upon 34,500,000 shares of Class A Common Stock outstanding as of November 16, 2020 based on the Issuer’s quarterly report on Form 10-Q filed with the Securities and Exchange Commission on November 16, 2020. The ownership information assumes the conversion of the Class B common stock, par value $0.0001 per share (“Class B Common Stock”) of the Issuer held by the Reporting Persons into shares of Class A Common Stock of the Issuer on a one-to-one basis.

Reporting Person	Amount beneficially owned	Percent of class:	Sole power to vote or to direct the vote:	Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:
Terrence M. Pegula	8,615,000	20.0%	0	8,615,000	0	8,615,000
Kim S. Pegula	8,615,000	20.0%	0	8,615,000	0	8,615,000
East Asset Management, LLC	8,615,000	20.0%	0	8,615,000	0	8,615,000
East Sponsor, LLC	8,615,000	20.0%	0	8,615,000	0	8,615,000

East Sponsor, LLC is the record holder of the 8,615,000 shares of Class B Common Stock, which is convertible into an equal number of shares of Class A Common Stock at any time at the option of East Sponsor, LLC. East Asset Management, LLC is the managing member of East Sponsor, LLC, and Terrence M. Pegula and Kim S. Pegula are the managing members of East Asset Management, LLC. As such, each of the foregoing entities and individuals may be deemed to share beneficial ownership of the Class A Common Stock beneficially owned by East Sponsor, LLC.

ITEM 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

ITEM 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

CUSIP No. 274681105	Schedule 13G	Page 7 of 9

ITEM 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

ITEM 8.	Identification and Classification of Members of the Group.

Not applicable.

ITEM 9.	Notice of Dissolution of Group.

Not applicable.

ITEM 10.	Certification.

Not applicable.

CUSIP No. 274681105	Schedule 13G	Page 8 of 9

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 10, 2021

Terrence M. Pegula

/s/ Terrence M. Pegula

Kim S. Pegula

/s/ Kim S. Pegula

East Asset Management, LLC

By:	/s/ Terrence M. Pegula
Name:	Terrence M. Pegula
Title:	Managing Member

East Sponsor, LLC
By: East Asset Management, LLC, its managing member

By:	/s/ Terrence M. Pegula
Name:	Terrence M. Pegula
Title:	Managing Member

CUSIP No. 274681105	Schedule 13G	Page 9 of 9

LIST OF EXHIBITS

Exhibit No.	Description

99	Joint Filing Agreement.